Exhibit 99.4

Gary H. Giroux, P. Eng., MASc.
Giroux Consultants Ltd.
Suite 1215, 675 West Hastings St.
Vancouver, British Columbia, Canada V6B 1N2

CONSENT OF QUALIFIED PERSON

I, Gary H. Giroux P.Eng., MASc., consent to the public filing of the technical report titled "Preliminary Economic Assessment of the Ixtaca Project, Puebla State, Mexico" and dated 9 October 2014, Updated November 6, 2015 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the September 3, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the September 3, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.
Dated this 9th day of November, 2015

"ORIGINAL SIGNED AND SEALED"

_______________________________________

Gary H. Giroux, P.Eng., MASc.